SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641

MINUTES OF THE FOUR HUNDRED AND FIFTY-EIGHTH MEETING

OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS

BRASILEIRAS S.A. - ELETROBRAS

NIRE (Company Register Identification Number) 53300000859/CNPJ (Taxpayer Identification Number) no. 00001180/0001-26

I hereby certify, for all due purposes, that on October five and six, 2017, at 9:30 am and 9 am, respectively, at Eletrobras’ headquarters, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ, the company’s Fiscal Council held a meeting. Mrs. AGNES MARIA DE ARAGÃO DA COSTA and Mrs. PATRÍCIA VALENTE STIERLI and Mr. JOSÉ WANDERLEY UCHÔA BARRETO, Mr. LUÍS FELIPE VITAL NUNES PEREIRA and Mr. RONALDO DIAS were present at the meeting. RECORD. Council Member resignation. The council member  LUÍS FELIPE VITAL NUNES PEREIRA sent his resignation letter to Eletrobras’ CEO and a copy to the Fiscal Council President, stating the following: Based on art. 5 of Ordinance No. 267, dated May 11, 2016, of the Secretary of the National Treasury, I hereby present my resignation to the vacancy of Centrais Elétricas Brasileiras S.A. - ELETROBRAS Fiscal Council member, as representative of the National Treasury. As a result of this resignation, Mr. Márcio Leão Coelho, who was elected as an alternate member in the 57th General Shareholders Meeting of April 28, 2017, take office. There being no further business to discuss, the Council’s President closed the proceedings and determined that this certificate was drawn up.

Rio de Janeiro, October 10, 2017.

MARIA SÍLVIA SAMPAIO SANT’ANNA
Secretária-Geral

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.